Exhibit 99.1

March 7, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	China Internet Nationwide Financial Services Inc.

Commissioners:

We have read the statements made by China Internet Nationwide Financial Services Inc. in its Form 6-K dated March 7, 2019. We agree with the statements concerning our Firm in such Form 6-K. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk LLP